Exhibit 16.1

[Letterhead of Moore Stephens Tiller LLC]

May 18, 2004

Securities and Exchange Commission

450 5th Street

Washington, DC 20549

Gentlemen:

We have been furnished with a copy of the response to Item 4 of Form 8-K for the event that occurred on May 14, 2004, to be filed by First National Banc, Inc. We agree with the statements made in response to that Item insofar as they relate to our firm.

Very truly yours,

/s/ Moore Stephens Tiller LLC

cc:	David G. Moffat

First National Banc, Inc.